CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

June 19, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS INTERSECTS HIGH-GRADE

SILVER – GOLD VALUES ON DOS HORNOS ZONE, MEXICO

Cream Minerals Ltd. (CMA – TSX-V) (“Cream” or the “Company”) is pleased to report results for Diamond Drill Holes DDH 19 – 06 to DDH 20 – 06, and partial DDH 07 – 23 (ten rush samples located along the Dos Hornos 1 Zone South extension) within the Nuevo Milenio silver–gold property, Mexico.  Visible gold and silver sulphides were identified within the drill core in the field.

Work to date has completed 27 diamond drill holes along the Dos Hornos 1 Zone.  Drilling in 2007 has focused on the southeast section from Trench 4 to Mina Santa Gertrudis (see attached sketch), a strike length of 1,350 m.  The zone has been traced for an additional 500 m to the southeast and is still open.

DDH 07 – 23   Rush samples only, high-grade section not completed

	Sample	From	To	Metres (m)	Feet (ft)	Au (g/t)	Ag (g/t)
Weighted Average	295758 - 60	78.6	82.6	6.00	19.68	1.706	525.73
Including	295758 - 59	78.6	82.6	4.00	13.12	2.438	771.20
Including	295759	80.6	82.6	2.00	6.56	4.35	1,388.40

DDH 20 – 06

	Sample	From	To	Metres (m)	Feet (ft)	Au (g/t)	Ag (g/t)
Weighted Average	295675 to 81	145.30	158.80	13.50	44.28	1.031	97.35
Including	295676 to 80	148.80	158.80	10.00	32.80	1.376	130.52
Including	295676 to 80	148.80	156.80	8.00	26.24	1.662	160.88
Including	295676 to 77	150.80	156.80	6.00	19.68	1.942	194.16
Including	295676 to 80	152.80	156.80	4.00	13.12	2.521	261.25
Including	295678	152.80	154.80	2.00	6.56	3.703	334.50

DDH 19 – 06 cut the quartz vein structure at a fault gouge and crushed quartz area, giving no significant assay values.

Presently, core for DDH 21 – 06, DDH 22 – 06, DDH 07 – 23 (rest of samples), DDH 07 – 24, DDH 07 – 25 and DDH 07 – 26 are at the Laboratories of BSI Inspectorate at Reno, Nevada for assaying.  Core for DDH 07 – 27 and DDH 28 is being logged and sampled.

During surveying of the longitudinal profile, Shaft 12, dating back to Colonial Times was discovered. It has dimensions of 1.20 m x 1.50 m x 18 m deep and lies between DDH 07 – 26 and DDH 07 – 28.  The shaft was cleaned and channel sampled. Oxidation and leaching of silver values is indicated.

Shaft 12

Description	Sample #	Meters (m)	Feet (ft)	Au (g/t)	Ag (g/t)
Creston Dos Hornos	295693	1.20	3.94	2.506	91.00
Samples along shaft wall downwards	295694	1.00	3.28	0.342	9.40
	295695	1.60	5.25	7.337	40.40
	295696	1.40	4.59	4.937	7.70
	295697	1.50	4.92	8.777	32.00
Weighted Average		1.34	4.40	5.249	36.12

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Property and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Holcapek is responsible for the technical information contained in this news release, which has been vetted by Dr. A. D. Drummond P. Eng., Consultant to the Company.

For more information, including about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, P. Eng.

President & CEO

For further information please contact:

Investor Relations

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed

1,400 m
2360700 N
2360500 N
2360300 N
2360100 N
2359900 N
1,400 m
N25 W
S25E
Shaft 12
Surface Cut
MINA SAN MIGUEL
Arroyo San Miguel
Shaft 13
Shaft 14
MINA SANTA GERTRUDIS
1,200 m
1,200 m
Trench 3
Trench 4
Shaft 10
Shaft 9
Adit 3
DDH 07 -26
DDH 07 - 28
DDH 20 - 06
DDH 19 - 03
DDH 07 -29
DDH 07 - 27
DDH 11 - 03
DDH 16 - 06
DDH 15 - 06
DDH18 -06
DDH 07 - 23
DDH 19 - 06
DDH 07- 25
DDH 07- 24
DDH 22- 06
DDH 21- 06
DDH 02 - 03
DDH 10 -06
DDH11 - 06
DDH 12 – 06 projected135 m SE
DDH 07 - 30
Adit 4 Level 1,075 m
1,000 m
DDH 01 – 03 Projected 135 m SE
DDH 09 – 06 projected 135 m SE
800 m
800 m
Fault N70E/60S
Fault N80W/75S
DDH 15 – 06 Core assayed
DDH 20 - 06 core for assaying
DDH 22 - 06 proposed
Drill Holes 2003
Drill holes 2006, 2007 assayed
Drill Holes Proposed
0 m
100 m
200 m
600 m

FW SECTION Displaced 135 m to NE of HW Section

CREAM MINERALS DE MEXICO S.A. DE C.V.

NUEVO MILENIO
DOS HORNOS South, Zone 1 HW
PRELIMINARY LONGITUDINAL SECTION
BY: Ing. German Francisco R May 15, 2007
F. Holcapek, P.Eng.